

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2019

Via E-mail
Anshooman Aga
Executive Vice President and Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

   Re: **Cubic Corporation**
     Form 10-Q for the Quarterly Period Ended March 31, 2019
     Exhibit Nos. 10.6, 10.7 and 10.8
     Filed May 2, 2019
     File No. 001-08931

Dear Mr. Aga:

   You have redacted information from the exhibits identified above asserting that the redacted information is not material and would likely cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within 5 business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

   Please submit your response only to the address presented below. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR, sending a response by email or by sending your response to a Division staff member. You may wish to consider submitting your response in compliance with Rule 83 to protect it from public access while the materials are in our possession. If you request us to do so in accordance with Rule 418 or Rule 12b-4, we will destroy your supplemental submissions in connection with this compliance review when we conclude our assessment. In the absence of a request to destroy or return your supplemental materials, we will retain them in accordance with our record retention protocols.

   To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

If you have any questions, please contact us at RedactedExhibits@sec.gov. Include only your contact information in the email and your examiner will call you. Do not include or discuss any confidential information in your email.

Sincerely,

Division of Corporation Finance